

10035455

TES
IGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 14286

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: EQUITY SERVICES INCORPORATED

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

ONE NATIONAL LIFE DRIVE
(No. and Street)

MONTPELIER (City) VERMONT (State) 05604 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DONALD MESSIER 802-229-7534 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PRICEWATERHOUSECOOPERS, LLP
(Name – *if individual, state last, first, middle name*)

NATIONAL LIFE BUILDING, 4TH FLOOR
ONE NATIONAL LIFE DRIVE (Address) MONTPELIER (City) VERMONT (State) 05604 (Zip Code)



SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR - 1 2010
BRANCH OF REGISTRATIONS AND EXAMINATIONS
03

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, DONALD MESSIER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of EQUITY SERVICES INCORPORATED, as of DECEMBER 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

VP FINANCIAL OPERATIONS

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Equity Services, Inc.
(A wholly-owned subsidiary of NLV Financial Corporation)
Index
December 31, 2009 and 2008

Page(s)

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
185 Asylum Street, Suite 2400
Hartford CT 06103-3404
Telephone (860) 241 7000
Facsimile (860) 241 7590

Report of Independent Auditors

To the Board of Directors and
Stockholder of Equity Services, Inc.:

In our opinion, the accompanying statements of financial condition and the related statements of operations, of changes in stockholder's equity, and of cash flows that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 present fairly, in all material respects, the financial position of Equity Services, Inc. (the Company) at December 31, 2009 and December 31, 2008, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our Audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I (Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission at December 31, 2009) is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



February 24, 2010

Equity Services, Inc.
(A wholly-owned subsidiary of NLV Financial Corporation)
Statements of Financial Condition
Years Ended December 31, 2009 and 2008

	2009	2008
Assets		
Cash and cash equivalents	$ 3,771,016	$ 6,736,052
Investment advisor fees receivable	2,378,552	1,951,444
Prepaid expenses and other assets	863,043	326,135
Other receivables	742,754	167,727
Furniture and equipment, net of depreciation	602,728	687,442
Income taxes recoverable from Parent	264,485	301,681
Total assets	$ 8,622,578	$10,170,481
Liabilities		
Investment advisor commissions payable	2,140,697	1,756,299
Accounts payable and accrued expenses	1,136,438	3,566,362
Commissions payable	555,408	256,590
Deferred tax liability	91,670	-
Total liabilities	3,924,213	5,579,251
Stockholder's Equity		
Common stock, $1 par value - 1,000,000 shares authorized; 197,008 shares issued and outstanding	197,008	197,008
Additional paid-in capital	19,402,358	17,902,358
Accumulated deficit	(14,901,001)	(13,508,136)
Total stockholder's equity	4,698,365	4,591,230
Total liabilities and stockholder's equity	$ 8,622,578	$ 10,170,481

The accompanying notes are an integral part of these financial statements.

Equity Services, Inc.

(A wholly-owned subsidiary of NLV Financial Corporation)

Statements of Operations and Changes in Stockholder's Equity

Years Ended December 31, 2009 and 2008

	2009	2008
Revenues		
Commissions	$ 34,735,466	$ 43,781,990
Investment advisor fees	9,697,773	12,018,088
Revenue sharing	3,098,593	2,670,469
Marketing support	1,108,098	1,314,281
Investment income	6,455	138,470
Total revenues	48,646,385	59,923,298
Operating expenses		
Commissions	30,806,435	38,894,286
Investment advisor commissions	8,208,561	10,067,060
Intercompany charges	4,309,827	4,413,725
General and administrative expenses	1,909,272	2,195,942
Salaries and benefits	2,976,205	2,933,864
Clearing agent fees	2,543,825	2,554,300
Marketing support charges	35,175	318,730
Total operating expenses	50,789,300	61,377,907
Loss before income taxes	(2,142,915)	(1,454,609)
Income tax benefit	(750,050)	(536,308)
Net Loss	$ (1,392,865)	$ (918,301)
Stockholder's equity, beginning of year	$ 4,591,230	$ 5,509,531
Capital contribution	$ 1,500,000	-
Net Loss	(1,392,865)	(918,301)
Stockholder's equity, end of year	$ 4,698,365	$ 4,591,230

The accompanying notes are an integral part of these financial statements.

Equity Services, Inc.
(A wholly-owned subsidiary of NLV Financial Corporation)
Statements of Cash Flows
Years Ended December 31, 2009 and 2008

	2009	2008
Cash flows from operating activities		
Net loss	$ (1,392,865)	$ (918,301)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:		
Depreciation	190,715	174,330
Changes in assets and liabilities:		
Investment advisor fees receivable	(427,108)	1,051,576
Prepaid expenses and other assets	(536,908)	(32,147)
Other receivables	(575,027)	414,916
Deferred tax liability	91,670	-
Income taxes recoverable from Parent	37,196	(301,681)
Accounts payable and accrued expenses	(2,429,924)	2,099,779
Investment advisor commissions payable	384,398	(946,418)
Commissions payable	298,818	(47,221)
Income taxes payable to Parent	-	(219,344)
Net cash (used in) provided by operating activities	(4,359,035)	1,275,489
Cash flows from investing activities		
Purchase of furniture and equipment	(106,001)	(41,301)
Net cash used in investing activities	(106,001)	(41,301)
Cash flows from financing activities		
Net cash provided by financing activities	1,500,000	-
	1,500,000	-
Cash and cash equivalents		
Net (decrease) increase in cash and cash equivalents	(2,965,036)	1,234,188
Beginning of year	6,736,052	5,501,864
End of year	$ 3,771,016	$ 6,736,052

The accompanying notes are an integral part of these financial statements.

1. Organization and Operations

Equity Services, Inc. (the "Company"), is a broker-dealer and a wholly-owned subsidiary of NLV Financial Corporation ("NLVF"), which in turn is a wholly-owned subsidiary of National Life Holding Company ("NLHC"). NLHC and its subsidiaries, including the Company, are collectively known as the National Life Group. National Life Insurance Company ("NLIC"), a wholly-owned subsidiary of NLVF, is the flagship company of the National Life Group.

The Company earns commissions from the sale of the Sentinel Group Funds, Inc. and from the sale of other mutual funds, direct placement programs, unit investment trusts, indexed annuity contracts, and variable insurance and annuity contracts. ESI is affiliated with the companies that manage and distribute the Sentinel Group Funds.

The Company is a registered investment advisor and provides investment advisory services under the name of ESI Financial Advisors ("EFA"), and its income and expenses are reported as part of the results of ESI. Certain states require separate financial information for EFA. For the years ended December 31, 2009 and 2008, EFA had revenues of $9,697,773 and $12,018,088, respectively, and expenses of $8,208,561 and $10,067,060, respectively, included in these statements.

ESI Financial Advisors had assets under management of $1.223 billion and $1.058 billion at December 31, 2009 and 2008, respectively.

2. Significant Accounting Policies

Revenue and Expense Recognition

Customers' security transactions and the related commission income and expenses are recorded on a trade date basis. Service fees, investment advisor fees and custodial fees are recognized as revenue when earned.

Basis of Presentation

The Company's financial statements have been prepared on the basis of U.S. Generally Accepted Accounting Principles ("US GAAP"). Preparing financial statements in conformity with U.S. GAAP requires the Company to make estimates and assumptions that affect reported amounts and related disclosures. Actual results may differ from those estimates. In 2009, on the Statement of Operations, the Company elected to report certain "Marketing support" revenues as "Revenue sharing" as this is a more informative description of the revenues reported on that line item. For the years ended December 31, 2009 and 2008, Marketing support revenues were reclassified as Revenue sharing in the amount of $3,098,593 and $2,670,469, respectively. The respective prior year amounts have also been reclassified to conform to the current year presentation.

Subsequent Events

The Company has evaluated events subsequent to December 31, 2009 and through the financial statement issuance date of February 24, 2010. The Company has not

Significant Accounting Policies (continued)

Subsequent Events (continued)
evaluated subsequent events after the issuance date for presentation in these financial statements.

Cash and Cash Equivalents
Cash and cash equivalents are comprised of funds on deposit and investments in federal agency backed bonds with maturities as of the date of purchase of three months or less.

Investment Advisor Fees Receivable
Certain sponsors pay EFA commissions to the Company on a quarterly basis in arrears. These commissions are accrued on a pro rata basis on the prior quarter's actual revenue.

Prepaid Expenses and Other Assets
Settlement from the Company's primary clearing house occurs on the 10th day of each month for activity from the prior month. The Company accrues a receivable for the anticipated receipt at each month-end. Prepaid expenses consist primarily of annual registration fees paid in advance.

Other Receivables
This includes all other miscellaneous receivables not defined here in this footnote, including other service fees which could include receivables from the sponsors for reimbursement of shareholder report expenses, securities in process receivables, and any other non-material receivable.

Furniture and Equipment
This is the net value of furniture and equipment after reducing the cost of these assets by the accumulated depreciation taken on the assets. Depreciation is provided on the straight-line method based upon estimated useful lives of the assets ranging principally from three to five years.

Income Taxes Recoverable from Parent
This represents the Company's allocated share of refundable income tax from NLHC. See the "Income Taxes" definition in this footnote for further explanation.

Commissions Payable
Commissions are accrued on amounts due from EFA sponsors which pay in arrears. Additional year-end bonus payments are also accrued.

Accounts Payable and Accrued Expenses
Other expenses for obligations, or services rendered, but not yet paid at the end of the reporting period are included here and are inclusive of primarily: 1) amounts due to National Life Insurance Company and Sentinel Administrative Services Inc., for compensation and commissions paid by those companies on behalf of Equity Services, Inc.; 2) Advanced Producers Seminar (APS) held annually for top producing Agents; and 3) anticipated legal fees.

Significant Accounting Policies (continued)

Deferred Tax Liability
The deferred tax liability relates to the book tax difference in depreciation on furniture and equipment.

Commissions Revenue
Includes commission earned from mutual fund share sales, commissions on annuity sales, and commissions earned on house accounts. This commission revenue, paid by the shareholder at the point of sale is partially offset by commissions subsequently paid to the broker/dealer of record for each sale.

Investment Advisor Fees
Investment Advisor Fees include monthly or quarterly fees received from third party money managers for professional investment advisory and portfolio management services, as well as fees earned from individual customers for financial planning services provided by the Company's Investment Advisor Representatives.

Revenue Sharing
Additional payments received from specific sponsors, which are negotiated separately from the sales commissions as a percentage of sales.

Marketing Support
Additional payments received from sponsors, which are negotiated separately from the sales commissions and service fees ("12b-1" fees). These payments may include components of revenue sharing, marketing support, additional sales and service fees. Payments can be a percentage of gross sales, a flat annual amount, a percentage of assets under management or a combination of the three.

Investment Income
Equity Services' excess cash is invested in money market funds and other fixed income investments which in turn earn income distributions from those investments.

Commissions Expense
This represents a portion of the commission revenue (gross dealer concession) that is paid to branch office supervisors, general agents and registered representatives of record on each sale. See "Commissions Revenue" for further explanation.

Investment Advisor Commissions
This represents a portion of the "Investment Advisor Fees" revenue that is paid to the general agents and investment advisor representatives of record.

General and Administrative Expenses
These expenses represent any remaining costs to the Company incurred as a result of managing the company. These costs include recruiting and training, marketing, legal fees and licenses, depreciation, software maintenance, outsourced services, consulting services, printing and postage, travel, rent and other miscellaneous expenses. The

Significant Accounting Policies (continued)

General and Administrative Expenses (continued)
marketing expenses captured here represent expenses related to media advertising, creating shareholder reports, sales conferences, and due-diligence meetings. General and Administrative Expenses are comprised of the following:

	For the Years Ended December 31,	
	2009	2008
Legal Fees	$ 722,262	$ 381,563
Software Maintenance	364,319	455,663
Depreciation	190,715	174,330
Printing & Postage	165,063	170,275
Recruiting & Training	145,287	371,793
Rent	109,724	109,389
Travel	106,262	132,564
Other	105,640	341,235
Consulting	-	59,130
	$ 1,909,272	$ 2,195,942

Salaries and Employee Benefits
Salaries and employee benefits include ongoing compensation, associated payroll taxes, benefits and annual incentive compensation paid to employees.

Clearing Agent Fees
These are primarily trade-ticket charges, statement and confirmation mailing, associated postage and other fees the Company pays to clearing brokers/dealers for the Company's brokerage business.

Marketing Support Charges
The Company provides seminars and training opportunities for representatives. Charges for these seminars are partially reimbursed by representatives and sponsors.

Income Taxes
The Company participates in the consolidated federal income tax return of NLHC. In accordance with the Company's tax sharing agreement with NLHC, the amount of income tax as determined on a consolidated return basis is allocated to each company based on its share of the total liability computed as if each company was filing a separate return. The Company settles its income tax liability with NLHC quarterly or is reimbursed by NLHC for any net operating loss carry forwards and tax credits utilized by the consolidated group. Accordingly, management believes it is more likely than not that the Company will realize the benefit of deferred tax assets, if any. The Company received from NLHC $880,314 and $16,576 for the years ended December 31, 2009 and 2008, respectively. In addition, the Company paid $1,398 and $1,293 in state taxes for the years ended December 31, 2009 and 2008, respectively.

Significant Accounting Policies (continued)

Adoption of New Accounting Standards
SFAS No. 168 - *FASB Accounting Standards Codification.* On July 1, 2009, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 168, "The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles", which reorganizes and codifies all non-SEC GAAP, and supersedes all previously-issued non-SEC accounting and reporting standards. It also revised the hierarchy of GAAP. The codification is, as of the effective date, the source of authoritative U.S. generally accepted accounting principles (U.S. GAAP) recognized by the FASB to be applied by nongovernmental entities. Rules and interpretive releases of the SEC under authority of federal securities laws are also sources of authoritative U.S. GAAP for SEC registrants. Statement 168 and the Codification are effective for financial statements issued for interim and annual periods ending after September 15, 2009.

Upon adoption, the codification did not change any guidance, but only rearranged previously-issued guidance in a topical manner. On the effective date of Codification, substantially all existing non-SEC accounting and reporting standards were superseded, and are no longer referenced by title in these financial statements. Following Statement 168, the FASB will not issue new standards in the form of Statements, FASB Staff Positions, or Emerging Issues Task Force Abstracts. Instead, the FASB will issue Accounting Standards Updates, which will serve only to: (*a*) update the Codification; (*b*) provide background information about the guidance; and (*c*) provide the bases for conclusions on the change(s) in the Codification.

Subsequent Events
In May 2009, the FASB issued an accounting standard intended to establish general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. In particular, this accounting standard requires companies to disclose the date through which they have evaluated subsequent events and the basis for that date, as to whether it represents the date the financial statements were issued or were available to be issued. It also provides guidance regarding circumstances under which companies should and should not recognize events or transactions occurring after the balance sheet date in their financial statements. This accounting standard also includes disclosure requirements for certain events and transactions that occurred after the balance sheet date, which were not recognized in the financial statements. This accounting standard is effective for interim and annual periods ending after June 15, 2009. The Company adopted this accounting standard in the second quarter of 2009. The adoption of this accounting standard, which was subsequently codified into ASC Topic 855, "Subsequent Events," had no material impact on the Company's results of operations, financial position, and liquidity.

3. Net Capital and Reserve Information

The Company, as a registered broker-dealer, is subject to the provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, as amended which requires minimum "net capital" of the greater of $100,000 or 6 2/3% of "aggregate indebtedness" subject to a maximum allowable ratio of "aggregate indebtedness" to "net capital" (as the terms are defined) of 15.0 to 1.0. See Schedule I for the calculation of aggregate indebtedness and net capital. The terms of Rule 15c3-1 exclude certain assets from capital in the calculation of aggregate indebtedness, net capital and the ratio of aggregate indebtedness, which at December 31, 2009, are as follows:

Aggregate indebtedness	$ 3,832,543
Net capital	$ 2,968,122
Ratio of aggregate indebtedness to net capital	1.29

The operations of the Company do not normally include the physical handling of securities or the maintenance of open customer accounts. Such activities are performed by the Company's clearing broker on a fully disclosed basis. Accordingly, the reserve provisions of Rule 15c3-3 of the Act do not apply under the exemption allowed by paragraph (k)(2) of such rule.

4. Furniture and Equipment

Furniture and equipment owned by the Company at December 31, 2009 and 2008 comprise:

	2009	2008
Furniture and equipment	$ 1,707,017	$ 1,601,016
Accumulated depreciation	(1,104,289)	(913,574)
Net furniture and equipment	$ 602,728	$ 687,442

Depreciation expense for the years ended December 31, 2009 and 2008 was $190,715 and $174,330, respectively.

5. Income Taxes

The Company participates in the consolidated federal income tax return of NLHC. The Company's income tax benefit includes federal income tax benefit of $836,264 and $507,183 for 2009 and 2008, respectively. The Company's income tax benefit/expense also includes state income tax benefit of $5,456 and $29,125 for 2009 and 2008, respectively. Income tax receivable from NLHC was $264,485 and $301,681 at December 31, 2009 and 2008, respectively. Total federal taxes differ from amounts computed using the nominal federal income tax rate of 35% primarily because of state taxes and nondeductible meals and entertainment expenses. The Company is no longer subject to U.S federal, state and local income tax examinations by tax authorities for years prior to 2006.

Income Taxes (continued)

A reconciliation of the beginning and ending amount of unrecognized tax benefits for the years ended December 31, 2009 and 2008 is as follows:

	2009	2008
Balance, Beginning of Year	$ -	$ 125,000
Reductions for tax positions of prior years	-	(125,000)
Balance, End of Year	$ -	$ -

The Company recognizes interest and penalties accrued related to unrecognized tax benefits in tax expense. No amounts for interest and penalties were accrued at December 31, 2009, and 2008. A deferred tax liability related to depreciable assets of $91,670 and $0 was recorded at December 31, 2009 and 2008, respectively.

6. Related Party Transactions

Commissions earned by the Company relating to sales of Sentinel Group Funds, Inc. (the "Funds") shares and continuing service fees for products issued by NLIC and others were $3,388,606 and $5,014,063 or the years ended December 31, 2009 and 2008, respectively. Other receivables include $12,961 and $21,631 at December 31, 2009 and 2008, respectively, related to these commissions and other miscellaneous revenues and expense reimbursements due from the Funds.

The Company is the distributor of variable universal life and variable annuity products issued by NLIC and offers indexed annuity products issued by Life of the Southwest ("LSW"). In connection with the distribution of these LSW products, the Company pays 100% of the commissions received to its registered representatives. NLIC pays for these commissions on behalf of the Company, and is reimbursed by the Company. Commission revenue and expense associated with these products was $12,868,105 and $13,630,520 for the years ended December 31, 2009 and 2008, respectively. The company received revenue sharing on the variable annuity and variable universal life products in the amount of $2,329,084 and $1,440,915 in 2009 and 2008, respectively, which is included in revenue sharing.

NLIC provides the Company with occupancy, administrative services and access to its distribution network. The charges for these services and other shared services are determined by National Life and the allocation methodologies employed are applied uniformly across National Life Group and all its affiliates, including ESI, are determined by NLIC based on direct charges and factors such as square footage, number of employees and compensation levels. Charges for costs allocated to the Company for the years ended December 31, 2009 and 2008 were $845,747 and $653,379, respectively. The costs included in the agreement are for employee, facility and marketing expenses. Accounts payable and accrued expenses include $474,716 and $2,675,604 at December 31, 2009 and 2008, respectively, for such allocated costs. Also as a part of the expense sharing agreement the Company has with NLIC is a reimbursement for a portion

Related Party Transactions (continued)

of such allocated costs by affiliated companies. There were no reimbursements or receivables balance related to these reimbursements at December 31, 2009 and 2008.

Effective May 23, 2005 the Company and Sentinel Financial Services Company ("SFSC"), a registered broker dealer, executed an amendment to their Dealer Agreement with respect to the Funds. SFSC agreed to pay additional fees for marketing support to the Company based on sales and assets in exchange for the opportunity to provide education and marketing support. Marketing support income for the years ended December 31, 2009 and 2008 included $527,093 and $536,768, respectively, for these additional fees. Other receivables included $133,453 and $123,032 at December 31, 2009 and 2008, respectively, for these fees.

The Company has experienced losses from operations for twenty-six of the past thirty-one years and has an accumulated deficit of $14,901,001 at December 31, 2009. The Company has received sufficient equity contributions from its parent, NLVF, to enable it to meet its contractual obligations as they become due. NLVF has committed to continue such equity contributions as necessary. Capital contributions included $1,500,000 and $0 to the Company in 2009 and 2008, respectively.

7. Regulatory Matters

The Company clears all of its securities transactions through a clearing broker on a fully disclosed basis. Pursuant to the terms of the agreement between the Company and the clearing broker, the clearing broker has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations.
As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. At December 31, 2009, the Company has recorded no liabilities with regard to the right.

In addition, the Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. The Company monitors the credit standing of the clearing broker and all counterparties with which it conducts business.

The Company previously received an inquiry from the SEC regarding the monitoring of investment models in one of the Company's advisory programs. During 2009, the Company paid $300,000 penalty to the SEC and reimbursed the affected parties $197,000 for the calculated market differences.

8. Contingencies

In the ordinary course of business, the nature of the Company's business subjects it to claims, lawsuits, regulatory examinations and other proceedings. The results of these matters cannot be predicted with certainty. There can be no assurance that these matters

Contingencies (continued)

will not have a material adverse effect on the Company's results of operations in any future period and a material judgment could have a material adverse impact on the

Company's financial condition and results of operations. However, it is the opinion of management, after consultation with legal counsel that, based on information currently available, the ultimate outcome of these matters will not have a material adverse impact on the business, financial condition or operating results of the Company.

Equity Services, Inc.
(A wholly-owned subsidiary of NLV Financial Corporation)
Schedule 1 – Supplementary Information
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2009

There are no material differences between the amounts presented above and the amounts reported on the Company's unaudited Focus Report as of December 31, 2009.

	2009
Net capital	
Total consolidated stockholder's equity	$ 4,698,365
Deduct stockholder's equity not allowable for net capital	-
Total stockholder's equity qualified for net capital	4,698,365
Deduct	
Commissions and advisor fees receivable in excess of payable	395,750
Intercompany receivables	45,816
Furniture and equipment, net of accumulated depreciation	602,728
Prepaid expenses and other assets	666,610
	1,710,904
Net capital before haircuts on securities position and other deductions	2,987,461
Haircut on cash equivalents	(19,340)
Other deductions	0
Net capital	$ 2,968,121
Aggregate indebtedness	
Commissions payable	2,696,105
Accounts Payable- general	474,716
Accounts payable - trade	661,721
Total aggregate indebtedness	$ 3,832,543
Computation of basic net capital requirement	
Minimum net capital requirement (greater of $100,000 or 6 2/3% of aggregate indebtedness of $3,832,543)	255,504
Excess net capital	$ 2,712,617
Excess net capital at 1,000%	$ 2,584,866
Ratio of aggregate indebtedness to net capital	1.29

Equity Services, Inc.

(A wholly-owned subsidiary of NLV Financial Corporation)

Financial Statements with
Supplementary Information
December 31, 2009 and 2008